Contact

www.linkedin.com/in/esdras-malbranche (LinkedIn)

Top Skills

Multilingual
Competitive Intelligence
Teamwork

Languages

English
Haitian Creole
French

Honors-Awards

Honors Programs Student
Jack Kent Cook Scholarship

Esdras Malbranche

Digital Marketing Expert
New York, New York, United States

Summary

A socially conscious entrepreneur, unapologetically Haitian
Patriot, and Tech enthusiast, Esdras possesses a great sense of
communication, management, teamwork, and leadership. Jack
Kent Cooke scholar currently who acquired two Bachelor's degrees
(Economics/ ITI (Information Technology and Informatics) at Rutgers
University. He founded, Upgain, a Marketing agency that helps
Online Businesses with their Branding and Marketing. He is also a
co-founder of Caribbrew, a social enterprise that creates sustainable
income for Haitian farmers by paying them a living wage.
Esdras' passion is to make a difference and empower other young
entrepreneurs.

Experience

Upgain

8 years 6 months

Helping Small Businesses
January 2018 - Present (6 years 6 months)
68 Jay Street Brooklyn, NY

We specialize in helping small businesses make perfect use of the internet,
maximizing the results and minimizing the expenses. We help you get new
customers to your door using the power of the Internet and of Creative Content
Creation.

Helping Small Businesses
January 2016 - Present (8 years 6 months)
Greater New York City Area

We specialize in helping small businesses make perfect use of the internet,
maximizing the results and minimizing the expenses. We help you get new
customers to your door using the power of the Internet and of Creative Content
Creation.

Peekaboo Dating

Co-Founder

September 2018 - Present (5 years 10 months)
Greater New York City Area

Peekaboo is a dating app engineered to deliver "speed-dating" on your phone. When everybody is hiding behind swiping Right and Left on pictures and bios, there seems to not be room for spontaneous human connection. That's why at Peekaboo, we aim to bring spontaneity in the digital dating industry.

Peniel Institute of Technology
Co-Founder
January 2018 - Present (6 years 6 months)
Haiti

PIT is a Socially Driven coding school in Haiti, that intends to empower disadvantaged communities by bringing education and employment opportunities to the youth in inner cities who can later use that knowledge to "Code" a better Haiti.

Essex County College
Senator of Communication Student Government Association
September 2015 - Present (8 years 10 months)

Providing information to the student body of the school.
Using my marketing and networking skills to build awareness for our Student government.
Responsible for more than 10 council members whom I keep ordered and structured as they are working with me.
Responsible for all social media, or online based platforms of the Student Government.
Editor and writer of different articles regarding events or activities that held on the school campus.
Official spokes person of the Student Government

Carry It
Co-Founder
January 2015 - Present (9 years 6 months)
Newark New Jersey

CARRYIT main goal is to provide a cheap long distance shipping service based on a reliable social network. The service is mainly intended for people who need to send packages to relatives especially when it is oversea and it is provided by individuals travelling with some free space in their luggage. CARRYIT is also designed to connect individual or business to service like "sea delivery", "surface delivery" and "fast short distance delivery". The service is built to work on all the majors mobile platform (iOS, Android, windows phone and blackberry OS) and also as a web application.

We are actually at an advanced stage of development and we are opened to partnership in order to launch the application. Your support will be greatly appreciated.

Thank you.

The CARRYIT team.

_____

Education

Rutgers University
Bachelor's degree, Economics and Information Technology and Imformatics (ITI) · (2017 - 2019)

Essex County College
Business Administration and Management, General · (2015 - 2017)

Essex County College
Business Administration and Management, General · (2015 - 2017)